SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                           ASIA GLOBAL CROSSING LTD.
------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  G05 330108
------------------------------------------------------------------------------
                                (CUSIP Number)

                  MITCHELL SUSSIS, ESQ., CORPORATE SECRETARY
                             GLOBAL CROSSING LTD.
                                7 GIRALDA FARMS
                               MADISON, NJ 07940
                                 973-410-8500
------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 4, 2001
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G05 330108                  13D                   Page 2 of 11 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Global Crossing Ltd.
     98-0189783
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                 (b)  [X]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF           0
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            427,947,683
  REPORTING    ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    0
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    342,447,683
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     342,447,683
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.9%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

CUSIP No.  G05 330108                 13D                   Page 3 of 11 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Global Crossing Holdings Ltd.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                 (b)  [X]

------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            421,125,125
  REPORTING    ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    0
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    335,625,125
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     335,625,125
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     57.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

CUSIP No. G05 330108                   13D                   Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Global Crossing Asia Holdings Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Bermuda
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          401,125,125
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    315,625,125
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     315,625,125
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     54.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

CUSIP No. G05 330108                   13D                   Page 5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Global Crossing North American Holdings, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          105,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    20,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

CUSIP No. G05 330108                   13D                   Page 6 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     IPC Information Systems, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          105,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    20,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

CUSIP No. G05 330108                   13D                   Page 7 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     IXnet, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          105,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    20,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

CUSIP No. G05 330108                   13D                   Page 8 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     International Exchange Networks, Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          104,261,538
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    18,761,538
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     18,761,538
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D ("Schedule 13D") initially filed on July 19, 2001 with the Securities and Exchange Commission by GCL, GCHL, GCAL, GCNAH, IPC, IXnet, and IEN (as defined therein), which Schedule 13D relates to the Class B Common Stock, par value $0.01 per share (the "Class B Stock"), of Asia Global Crossing Ltd., a Bermuda corporation ("AGC"). The Class B Stock is immediately convertible into the same number of shares of Class A Common Stock (the "Class A Stock") of AGC that are the subject of Schedule 13D.

Item 2.  Identity and Background

          Item 2 is hereby amended and supplemented as follows:

          The original Schedule I attached to Schedule 13D is replaced with the revised Schedule I attached hereto.

Item 4.  Purpose of the Transaction

          Item 4 is hereby amended and  supplemented  as follows:

          The following language replaces the third paragraph of Item 4 in its entirety:

          On October 4, 2001, GCL, which controls AGC by virtue of its beneficial ownership of approximately 56.9% of the outstanding aggregate voting shares of AGC, jointly announced with AGC that they are in preliminary discussions to merge the two companies. The management of both companies support the concept of such a merger. However, the form of a potential transaction is still being determined and is subject to board, shareholder, and regulatory approvals. A joint press release relating to the preliminary discussions is filed herewith as Exhibit 8 and incorporated herein by reference.

          The Reporting Persons reserve the right, consistent with applicable law, to acquire additional securities of AGC (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to continue to influence the management or policies of AGC, to dispose of their securities of AGC, or to formulate other purposes, plans or proposals regarding AGC or any of its securities, in each case in light of the Reporting Persons continued evaluation of AGC, market conditions or other factors.

          Except as set forth in Item 4, none of the Reporting Persons has any plan or proposal described in Item 4(a)-(j) of Schedule 13D.

Item 7.  Exhibits

         The following exhibit is added to Item 7:

Exhibit 8   Press Release dated October 4, 2001

                                 SIGNATURES (1)

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2001
                           GLOBAL CROSSING LTD.


                           By: /s/  Mitchell Sussis
                               ----------------------
                           Name:  Mitchell Sussis
                           Title: Corporate Secretary

                           GLOBAL CROSSING HOLDINGS LTD.


                           By: /s/  Lorraine Dean
                               ----------------------
                           Name:  Lorraine Dean
                           Title: Vice President

                           GLOBAL CROSSING ASIA HOLDINGS LTD.


                           By: /s/  Lorraine Dean
                               ----------------------------------------------
                           Name:  Lorraine Dean
                           Title: Vice President

                           GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.


                           By: /s/  Mitchell Sussis
                               ----------------------------------------------
                           Name:  Mitchell Sussis
                           Title: Vice President

                           IPC INFORMATION SYSTEMS, INC.


                           By: /s/  Mitchell Sussis
                               ----------------------------------------------
                           Name:  Mitchell Sussis
                           Title: Vice President



(1) Pursuant to the Joint Filing Agreement with respect to Schedule 13D among GCL, GCHL, GCAL, GCNAH, IPC, IXnet, and IEN, this Amendment No. 1 to the
     Schedule 13D is filed on behalf of each of them.

                           IXNET, INC.


                           By: /s/  Mitchell Sussis
                               ----------------------------------
                           Name:  Mitchell Sussis
                           Title: Vice President

                           INTERNATIONAL EXCHANGE NETWORKS, LTD.


                           By: /s/  Mitchell Sussis
                               ---------------------------------
                           Name:  Mitchell Sussis
                           Title: Vice President

                                   SCHEDULE I
            DIRECTORS AND EXECUTIVE OFFICERS OF GLOBAL CROSSING LTD.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing Ltd. The business address of each such person is Wessex House, First Floor, 45 Reid Street, Hamilton, HM12, Bermuda. Except as stated below, each such person is a U.S. citizen.

                                                                     Number of
                                                                   Shares Owned     % Ownership of
                                                                  of Asia Global     Asia Global
        Name and Title            Present Principal Occupation       Crossing          Crossing
-------------------------------- -------------------------------- ---------------- -----------------

Gary Winnick (1)                 Chairman of the Board and            347,114,350      59.5%
                                 Director, Global Crossing Ltd.

Lodwrick M. Cook (2)             Co-Chairman of the Board and         344,081,017      59.1%
                                 Director of Global Crossing
                                 Ltd.

Thomas J. Casey (3)              Vice Chairman of the Board and       343,981,017      59.1%
                                 Director of Global Crossing
                                 Ltd.

John Legere (4)                  Chief Executive Officer and          351,197,683      59.5%
                                 Director of Global Crossing
                                 Ltd.

Mark Attanasio (5)               Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Group Managing Director,
                                 Trust Company of the West

Norman Brownstein (6)            Director of Global Crossing          342,522,683      58.9%
                                 Ltd., Chairman of the Board of
                                 Brownstein Hyatt & Farber

Joseph P. Clayton (7)            Vice Chairman of the Board and       342,587,683      59.0%
                                 a Director of Global Crossing
                                 Ltd.

William S. Cohen (8)             Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Chairman of the Board,
                                 The Cohen Group

Steven J. Green (9)              Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Vice Chairman, Pacific
                                 Capital Group, Inc.



Eric Hippeau (10)                Director of Global Crossing          427,153,183      73.6%
                                 Ltd., President and Executive
                                 Managing Director of Softbank
                                 International Ventures

Geoffrey J.W. Kent (11)          Director of Global Crossing          342,507,683      58.9%
                                 Ltd., Chairman and Chief
                                 Executive Officer of
                                 Abercrombie & Kent; Mr. Kent
                                 is a citizen of the United
                                 Kingdom

Maria Elena Lagomasino (12)      Director of Global Crossing          342,447,683      58.9%
                                 Ltd., Co-head of JP Morgan
                                 Private Bank

Gary A. Cohen (13)               President and Chief Executive        342,447,683      58.9%
                                 Officer, Global Crossing
                                 Solutions

Dan J. Cohrs (14)                Executive Vice President &           342,447,683      58.9%
                                 Chief Financial Officer

John L. Comparin (15)            Executive Vice President,            342,447,683      58.9%
                                 Human Resources

S. Wallace Dawson, Jr. (16)      Executive Vice President,            342,447,683      58.9%
                                 Global Network

Joseph P. Perrone (17)           Executive Vice President,            342,447,683      58.9%
                                 Finance, Global Crossing Ltd.

David Walsh (18)                 President and Chief Operating        342,447,683      58.9%
                .                Officer, Global Crossing Ltd.

Carl Grivner (19)                Executive Vice President -           342,447,683      58.9%
                                 Global Operations, Global
                                 Crossing Ltd.

Jose Antonio Rios (20)           President - Global Crossing          342,447,683      58.9%
                                 International, Global Crossing
                                 Ltd.

1 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd., 2,000,000 shares of Class A Stock beneficially owned by Pacific Capital Group and 2,666,667 shares of Class A Stock options. Mr. Winnick is a director of Global Crossing Ltd. and Pacific Capital Group, a company controlled by Mr. Winnick. Mr. Winnick disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

2 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. and 1,333,334 shares of Class A Stock options. Mr. Cook is a director of Global Crossing Ltd. Mr. Cook disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

3 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. and 1,333,334 shares of Class A Stock subject to options. Mr. Casey is a director of Global Crossing Ltd. Mr. Casey disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

4 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. and 8,750,000 shares of Class A Stock subject to options. Mr. Legere is the Chief Executive Officer of Global Crossing Ltd. and also a director of Global Crossing Ltd. Mr. Legere disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

5 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Attanasio is a director of Global Crossing Ltd. Mr. Attanasio disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

6 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. and 60,000 Class A Stock options. Mr. Brownstein is a director of Global Crossing Ltd. Mr. Brownstein disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

7 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Clayton is a director of Global Crossing Ltd. Mr. Clayton disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

8 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Secretary Cohen is a director of Global Crossing Ltd. Secretary Cohen disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

9 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Green is a director of Global Crossing Ltd. Mr. Green disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

10 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. and 84,645,000 shares of Class B Stock beneficially owned by Softbank and 60,000 Class A Stock options. Mr. Hippeau is a director of Global Crossing Ltd. and Softbank. Mr. Hippeau disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd. and Softbank.

11 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. and 60,000 Class A Stock options. Mr. Kent is a director of Global Crossing Ltd. Mr. Kent disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

12 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Ms. Lagomasino is a director of Global Crossing Ltd. Ms. Lagomasino disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

13 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Cohen is an executive officer of Global Crossing Ltd. Mr. Cohen disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

14 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Cohrs is an executive officer of Global Crossing Ltd. Mr. Cohrs disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

15 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Comparin is an executive officer of Global Crossing Ltd. Mr. Comparin disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

16 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Dawson is an executive officer of Global Crossing Ltd. Mr. Dawson disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

17 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Perrone is an executive officer of Global Crossing Ltd. Mr. Perrone disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

18 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Walsh is an executive officer of Global Crossing Ltd. Mr. Walsh disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

19 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Grivner is an executive officer of Global Crossing Ltd. Mr. Grivner disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.

20 Includes 342,447,683 shares of Class B Stock beneficially owned by Global Crossing Ltd. Mr. Rios is an executive officer of Global Crossing Ltd. Mr. Rios disclaims beneficial ownership of shares beneficially owned by Global Crossing Ltd.